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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                 Amendment No. 3
                                 (Rule 14d-100)

                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934


                                 Criimi Mae Inc.
                       (Name of Subject Company (Issuer))

                          Orix Capital Markets, L.L.C.
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    950241109
                      (CUSIP Number of Class of Securities)

                          Orix Capital Markets, L.L.C.
                           1717 Main Street, Suite 900
                               Dallas, Texas 75201
                            Telephone: (214) 237-2331
                           Attention: Michael F. Wurst

                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   Copies to:
                            Sally A. Schreiber, Esq.
                         Munsch Hardt Kopf & Harr, P.C.
                          1445 Ross Avenue, Suite 4000
                               Dallas, Texas 75202
                            Telephone: (214) 855-7598

                           CALCULATION OF FILING FEE:
         Transaction Valuation*                 Amount of Filing Fee
            Not applicable                          Not applicable

* Set forth the amount on which the filing fee is calculated and state how it was determined.


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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

   Amount Previously Paid:.......... N/A    Filing Party:.................. N/A
   Form or Registration No.:........ N/A    Date Filed:.................... N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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The following is the attachment to the press release issued by Orix Capital
Markets, L.L.C. on January 2, 2003, which press release was previously filed with Amendment No. 2 to this Schedule TO.




                                 January 2, 2003

Mr. William Dockser
Chairman and Chief Executive Officer
CRIIMI MAE, INC.
11200 Rockville Pike
Rockville, Maryland 20852

Mr. Robert Woods
Chairman, Special Committee of
   the Board of Directors of Criimi Mae, Inc.
c/o Societe General
1221 Avenue of the Americas, 12th Floor
New York, New York 10020

                  Re: Proposal To Acquire All Issued and Outstanding Capital Stock of Criimi Mae, Inc. (the "Company")


Gentlemen,

         ORIX Capital Markets, L.L.C. ("ORIX") hereby proposes to acquire (or in the case of the Series B, F, and G Preferred Stock, effect the redemption of) 100% of the outstanding Capital Stock of the Company for cash to be paid at Closing (as defined herein) in a cash merger transaction, as follows: (i) Common Stock, $11.50 per share; (ii) Series B Preferred, $25 per share plus accrued and unpaid dividends as of Closing; (iii) Series F Preferred, $10 per share plus accrued and unpaid dividends as of Closing; and (iv) Series G Preferred, $10 per share plus accrued and unpaid dividends as of Closing(1) (together with the terms and conditions contained herein, the "Offer")(2). The amounts thus payable in respect of the Series B, F, and G Preferred Stock represent the full


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(1) All per-share amounts referenced in this letter are calculated based on
13,945,068 common shares of stock issued and outstanding.

(2) The foregoing amounts are proposed after factoring in the Company's liability for (a) an amount not to exceed $1.14 per Common Share in expenses relating to the transaction (inclusive of the $4.8 million in change-in-control payments to the Company's senior management, as much as $8 million in termination fees and expenses payable to Brascan, and other fees and expenses payable to the Company's counsel and advisors) as set forth in the table captioned "ORIX Cash Bid-Scenario 2" sent to ORIX by Friedman Billings Ramsey ("FBR") on behalf of the Company on December 20, 2002, and (b) the liabilities of the Company as described in materials sent to ORIX by FBR and the Company on or about December 30, 2002, subject only to adjustment in the ordinary course of the Company's business pending the occurrence of Closing.
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liquidation preference amount for each of the respective series of Preferred
Stock. The Offer is not contingent upon obtaining third party financing, as ORIX will fund these transactions from presently available capital.

         The proposals contained in this Offer represent a 38% premium over the price at which the Common Stock traded as of the close of trading on December 12 (the date on which the Company announced that Brascan had completed its diligence). They represent a 31.5% premium over the closing price for the Series B Preferred, a 28.2% premium over the closing price for the Series F Preferred, and a 19.6% premium over the closing price for the Series G Preferred, as of December 12, 2002. ORIX believes that these proposed payments to common and preferred stockholders are, on a risk-adjusted basis, vastly superior to any value stockholders could ever reasonably hope to receive from the Brascan Transaction. Following closing of the Brascan Transaction, the Company would have very little (if any) cash on hand. It would be highly leveraged. The precise terms of the Brascan debt and the Bear Stearns debt have not been publicly disclosed, but experience suggests to ORIX that such terms would significantly constrain the Company's use of whatever cash its assets generate. Current CDO market conditions suggest that, when and if the Bear Stearns CDO transaction is consummated, additional significant constraints will be placed on the availability of cash to the Company, and may restrict the use of cash that is available (through, for example, hyperamortization requirements). Under the Brascan Transaction, stockholders would continue to bear the increased risk attributable to the volatility of assets that had already been securitized twice and would be securitized yet again as part of the Bear Stearns CDO transaction, with each such securitization increasing the sensitivity of the Company's cash flow to credit losses. There would be no assurance that cash dividends would be paid in respect of the Preferred Stock, much less the Common Stock, in the foreseeable future. By contrast, the proposals contained herein present stockholders with the opportunity to receive significant premiums now, in cash. ORIX believes that the interests of stockholders are therefore best served by consummating the transactions described herein.

         The transactions described in this Offer (including redemption of the Series B, F, and G Preferred Stock) would close not later than Friday, March 14, 2003 (the "Closing") based on full adherence by the Company to a timetable to be proposed by ORIX and assuming timely review and approval by regulatory authorities. This Offer shall expire upon the earlier to occur of (i) closing of any of the transactions described in the Company's press release dated December 12, 2002 (collectively, the "Brascan Transaction") or (ii) failure by the Company's Board of Directors to deliver written acceptance of the terms of this Offer (subject to stockholder consent as provided herein) to ORIX no later than 5:00 pm EST on Tuesday, January 9, 2003 (this date having been selected to permit the Company to provide Brascan with the five business day review given to Brascan by the Company under the Brascan Investment Agreement). Notwithstanding any prior acceptance or approval hereof by the Company's Board of Directors, this Offer shall terminate if the Brascan Transaction is closed, upon the occurrence of such closing.


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         This Offer is made subject to satisfaction of the following conditions precedent:

         A. execution of mutually satisfactory documentation including a merger agreement containing customary terms for a transaction of this type;

         B. compliance by the Company with, and satisfaction by the Company of, all conditions precedent to consummation of the transactions described in this Offer under applicable law (including, without limitation, all regulations promulgated by the Securities and Exchange Commission and the New York Stock Exchange, and requirements of Maryland law) and under the terms contained in the Company's organization documents and material contracts;

         C. verification by ORIX of all representations made by the Company (or on behalf of the Company by FBR) prior to the execution of definitive documentation; and

         D. completion of standard legal due diligence pertaining to the Company's legal status in Maryland and any other applicable jurisdictions, organization documents, significant contracts, actual or threatened litigation, and other customary matters(3). ORIX IS PREPARED TO COMMENCE ITS LEGAL DUE DILIGENCE INVESTIGATIONS ON JANUARY 3 AND IS PREPARED TO WORK THROUGH THE WEEKEND OF JANUARY 4-5 AT THE COMPANY'S OFFICES. ORIX WOULD COMPLETE SUCH LEGAL DUE DILIGENCE INVESTIGATIONS BY JANUARY 8, 2003, SUBJECT TO COMPLETE AND UNQUALIFIED COOPERATION BY THE COMPANY CALCULATED TO FACILITATE AND EXPEDITE SUCH investigations.

         ORIX would enter into a merger agreement with the Company ("Merger Agreement"), pursuant to which ORIX would acquire the Common Stock, and redeem the Preferred Stock, of the Company. Prior to the execution of the definitive agreements, the



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(3) On December 24, 2002, ORIX executed a form of Confidentiality Agreement represented by FBR to be acceptable, and delivered such Confidentiality Agreement to FBR as instructed. The Confidentiality Agreement thus executed by ORIX and delivered to FBR is substantially identical to the form of confidentiality agreement executed in connection with the Brascan Transaction. The revisions proposed by ORIX, (and accepted on the Company's behalf by FBR) deleted terms regarding public disclosure of the existence of, or proposed terms of, any offer submitted by ORIX. At the time the Confidentiality Agreement was executed, the Company had already issued its press release regarding the December 11 proposals submitted by ORIX. The Company began providing ORIX with information on December 26, thus validating by its actions the prior approval by FBR of the terms contained in the Confidentiality Agreement. Notwithstanding the foregoing (including the release to ORIX by the Company of substantial information between December 26 and December 30), on the morning of December 30 the Company notified ORIX that it had not executed the Confidentiality Agreement, that it would not do so, and that it required ORIX to execute a form of confidentiality agreement that more closely resembled the confidentiality agreement apparently executed by Brascan. The Confidentiality Agreement executed by ORIX expressly provides for the preservation of the confidentiality of all material non-public information provided to ORIX by the Company attributable to ORIX's proposal. ORIX has complied, and will continue to comply, with the terms contained in the Confidentiality Agreement it executed on December 24.


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transaction, including the merger and the Merger Agreement, shall have been approved by the Board of Directors of the Company. The definitive agreements will include conditions to closing customary in transactions of this type, including the following:

                  a. All representations and warranties contained in the definitive agreements shall be true, and all covenants contained in the definitive agreements shall have been performed, as of the Closing;

                  b. All required material consents of third parties, if any, shall have been received and all necessary amendments to the Articles and By-laws and the Company's Rights Agreement of the Company shall have been made;

                  c. The affirmative vote of stockholders as and to the extent required by the Company's organization documents and applicable law;

                  d. The transaction shall permit (upon Closing) the deregistration of the Company's Capital Stock from the New York Stock Exchange and the cessation of reporting obligations under the Securities and Exchange Act of 1934;

                  e.       All filings required under the
                           Hart-Scott-Rodino-Antitrust Improvement Act of 1976, as amended, shall have been made and all waiting periods shall have expired;

                  f. There shall have been no material adverse change between the date of the Company's latest publicly available audited balance sheet and the date of Closing; and

                  g. There shall not be any pending or threatened litigation or proceeding that challenges the merger or any transaction contemplated by the definitive agreements, or enjoining ORIX or the Company from completing the merger.

         Pending the occurrence of Closing, the Company would continue its operations and conduct its affairs in accordance with the ordinary course of the Company's business as established over the period commencing April 17, 2001. The Company would not acquire or dispose of any of its assets or voluntarily incur any liabilities outside the ordinary course of the Company's business as established over the period commencing April 17, 2001.

         The Company would, through the occurrence of Closing, (i) promptly notify ORIX after receipt of any Acquisition Proposal (as defined below) or any indication that any person, entity or group is considering making or wishes to make an Acquisition Proposal, (ii) promptly notify ORIX after receipt of any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person, entity or group that may be considering making, or has made, an Acquisition Proposal and (iii) keep ORIX advised of the status and details of any such Acquisition Proposal, indication or request. For these purposes, "Acquisition Proposal" means any offer or


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proposal for, or any indication of interest in, a merger or other business combination involving the Company or any of its subsidiaries or the acquisition of any equity interest in, or a significant portion of the assets of, the Company or any of its subsidiaries, other than the possible transaction being negotiated with ORIX. In the event the Company pursues an alternative Acquisition Proposal, the Company would reimburse ORIX for its actual out-of-pocket expenses (including attorneys fees) incurred in connection with the presentation of this Offer and the preparations for Closing of the transactions referenced herein, in an amount not to exceed $1 million. No other termination or break-up fees would be payable by Company to ORIX.

         This letter constitutes an expression of intent only and shall not be deemed legally binding upon the parties hereto. This letter does not set forth all of the matters upon which agreement must be reached in order for the proposed transaction to be consummated.

         Please call me at your earliest convenience with any questions you may have regarding the Offer.


                                                     Very truly yours,



                                                     James R. Thompson
                                                     Chairman and Chief
                                                     Executive Officer

c:       Mr. William Willoughby
         Mr. John Cooper
         Mr. Donald MacKinnon
         Mr. Robert Merrick
         Mr. Donald Wood